UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2022

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name: Makoto Umemiya
Title: Senior Executive Officer / Group CFO

March 29, 2022

Mizuho Financial Group, Inc.

Changes of Directors

Mizuho Financial Group, Inc. hereby announces director candidates at the 20th General Meeting of Shareholders as follows.

Members of the Board of Directors

(1)	Members of the Board of Directors Candidates (to be considered at the ordinary General Meeting of Shareholders of MHFG in June 2022 (“The Shareholders Meeting”))

Tatsuo Kainaka	(Reappointment, Outside Director)

Yoshimitsu Kobayashi	(Reappointment, Outside Director)

Ryoji Sato	(Reappointment, Outside Director)

Takashi Tsukioka	(Reappointment, Outside Director)

Masami Yamamoto	(Reappointment, Outside Director)

Izumi Kobayashi	(Reappointment, Outside Director)

Seiji Imai	(Reappointment)

Hisaaki Hirama	(Reappointment)

Masahiro Kihara*	(New appointment)

Makoto Umemiya*	(Reappointment)

Motonori Wakabayashi*	(Reappointment)

Nobuhiro Kaminoyama*	(Reappointment)

Total of 12 candidates

(Note) Asterisks indicate directors expected to concurrently serve as Executive Officers.

(2)	Members of the Board of Directors scheduled to resign

(Effective as of April 1, 2022)

Tatsufumi Sakai	(Currently Member of the Board of Directors)

(Effective in late June 2022)

Yasuhiro Sato	(Currently Member of the Board of Directors, Chairman (Kaicho))

(Note) The resignation of Mr. Tatsufumi Sakai and Mr. Yasuhiro Sato was announced on November 26, 2021.

(3)	Chairperson of the Board of Directors (to be considered at the Board Meeting to be held following The Shareholders Meeting)

Appointee as Chairperson

                  Izumi Kobayashi

(4)	Members of Committees (to be considered at the Board Meeting to be held following The Shareholders Meeting)

Nominating Committee

Chairperson	Tatsuo Kainaka	(Outside Director)

Member	Yoshimitsu Kobayashi	(Outside Director)

Member	Takashi Tsukioka	(Outside Director)

Member	Masami Yamamoto	(Outside Director)

Member	Izumi Kobayashi	(Outside Director)

Compensation Committee

Chairperson	Masami Yamamoto	(Outside Director)

Member	Tatsuo Kainaka	(Outside Director)

Member	Takashi Tsukioka	(Outside Director)

Audit Committee

Chairperson	Takashi Tsukioka	(Outside Director)

Member	Tatsuo Kainaka	(Outside Director)

Member	Ryoji Sato	(Outside Director)

Member	Hisaaki Hirama

Risk Committee

Chairperson	Hisaaki Hirama

Member	Izumi Kobayashi	(Outside Director)

Member	Rintaro Tamaki	(Outside Expert)

Member	Hiroshi Naka	(Outside Expert)

System Failure Response Evaluation Committee

Chairperson	Tatsuo Kainaka	(Outside Director)

Member	Ryoji Sato	(Outside Director)

Member	Takashi Tsukioka	(Outside Director)

Member	Izumi Kobayashi	(Outside Director)

(5)	Brief Personal Record of Newly Nominated Member of the Board of Directors

Name	Masahiro Kihara

Business Experience	Apr. 2022	President & Group CEO Mizuho Financial Group, Inc. (scheduled)
	Feb. 2022	President & Group CEO Head of Global Products Unit Mizuho Financial Group, Inc. (current)

Apr. 2021

Managing Executive Officer*

Head of Global Products Unit

Deputy Head of Corporate & Institutional Company

Deputy Head of Global Corporate Company

Mizuho Financial Group, Inc.

* Senior Executive Officer from Jul. 2021

   (Due to the integration of executive titles)

Managing Executive Officer

Head of Global Corporate Division

Head of Global Products Unit

Mizuho Bank, Ltd.

Apr. 2020

Managing Executive Officer

Deputy Head of Strategic Planning Group

Deputy Head of Financial Control & Accounting Group

Mizuho Financial Group, Inc.

Managing Executive Officer

Head of Strategic Planning Group

Head of Financial Control & Accounting Group (Head of Global Finance)

Mizuho Securities Co., Ltd.

	Apr. 2019	Executive Officer Joint Head of Financial Control & Accounting Group Joint Head of Global Finance Mizuho Securities Co., Ltd.

	Apr. 2018	Executive Officer General Manager of Financial Planning Department Mizuho Securities Co., Ltd.

	Apr. 2017	Executive Officer General Manager of Risk Management Department Mizuho Securities Co., Ltd.

	Jan. 2014	Project Manager Risk Governance Enhancement Project Team Mizuho Financial Group, Inc.

	Apr. 2011	General Manager of Americas Department Risk Management Division Mizuho Corporate Bank Ltd.

	Apr. 1989	Joined our group

Education	Jun. 1995 Mar. 1989	LLM, Duke University School of Law Graduated from Bachelor of Law, Hitotsubashi University

Date of Birth	Aug. 21, 1965

Reference: Mizuho Financial Group’s approach to Board of Directors membership candidacy

•	The composition of Mizuho Financial Group’s Board of Directors

Mizuho Financial Group believes that, in addition to conducting strategic direction within the group, it is important for our Board of Directors to appropriately fulfill the role of supervising the implementation of governance functions across the group and across subsidiaries under group management. As such, our Board of Directors is composed of an appropriate balance of internal directors who have insight into the group’s business model, and outside directors who possess complex and diverse perspectives that we may not have within the group.

Since the Mizuho Financial Group Board of Directors must conduct appropriate supervision of how governance functions are implemented at subsidiaries, as a general rule, the President & CEO of a subsidiary may not concurrently serve on the Mizuho Financial Group Board of Directors while holding their post as President & CEO. However, the Board ensures greater effectiveness through efforts such as communicating closely with those holding top positions at our primary subsidiaries.

•	Approach to considering candidates for membership of the Board of Directors

The criteria for appointing a director is established in the Corporate Governance Guidelines*, and includes consideration of the supervisory role Mizuho Financial Group fulfills in its capacity as the holding company, as mentioned above. Regarding candidates for outside director positions, we primarily consider those in senior management roles who have expertise in areas including finance, financial control, accounting, law, and technology, and who we can expect to successfully carry out supervisory functions from both a global and sustainable perspective.

Candidates for internal director positions must be capable of the appropriate execution of group business management, and must have insight into financial operations, financial regulations, and Mizuho’s business model.

* Corporate Governance Guidelines:

     https://www.mizuhogroup.com/binaries/content/assets/pdf/mizuhoglobal/who-we-are/governance/governance/g_report/g_guideline-202104.pdf

•	Initiatives to further secure expertise and diversity

In response to factors including the series of IT system failures, we are working to secure even greater expertise and diversity among our Board of Directors in order to further ensure the perspective of further enhancing the supervisory functions for the entire group.

Specifically, regarding Mizuho Bank, the following personnel decisions will be implemented on April 1, 2022. In the interest of strengthening the governance functions of operating entities, we will invite external talent with outstanding knowledge of customers’ viewpoints and IT areas to become a director.

From the standpoint of strengthening the expertise of the Risk Committee, Mizuho Financial Group too will advance further initiatives such as utilizing external knowledge.

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